UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For October 10 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated October 10 2005  -  'Acquisition'


                                                                 10 October 2005


                   BUNZL ACQUIRES RETAIL RESOURCES IN THE US

Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired the business of Retail Resources LP from a privately owned company controlled by Harry Katz and Mikel Eisenberg.

Retail Resources provides non-food retail stores across the US with distribution services including store supplies such as checkout and merchandise bags, jan/san items, labels, boxes and other paper products as well as specialised expense control systems. Based in New York City, the business operates from facilities in Philadelphia, Chicago, Los Angeles and Atlanta. Revenues in the year ended 31 December 2004 were $29.5 million and gross assets acquired are estimated to be $6 million.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl, said:

"The acquisition of Retail Resources fits well with our strategy of continuing to grow our business in the US in certain specialist areas such as non-food retail. It will broaden our platform for servicing this interesting and growing sector of our business."


Enquiries:

Bunzl plc                                            Finsbury

Anthony Habgood, Chairman                            Roland Rudd
Brian May, Finance Director designate                Morgan Bone
Tel: 020 7495 4950                                   Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  October 10 2005                        By:__/s/ Anthony Habgood__

                                              Title:   Chairman